Exhibit 99.3

Cameco Corporation

2018 condensed consolidated interim financial statements

(unaudited)

April 26, 2018

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended
($Cdn thousands, except per share amounts)	Note	Mar 31/18	Mar 31/17
Revenue from products and services	10	$439,393	$392,546
Cost of products and services sold		309,780	294,950
Depreciation and amortization		61,326	42,230

Cost of sales		371,106	337,180

Gross profit		68,287	55,366
Administration		34,946	40,711
Exploration		8,467	10,351
Research and development		1,190	1,999
Other operating expense	8	920	5,569
Loss (gain) on disposal of assets		135	(630)

Earnings (loss) from operations		22,629	(2,634)
Finance costs	11	(27,692)	(27,755)
Gain (loss) on derivatives	17	(27,785)	11,572
Finance income		4,016	1,269
Share of earnings from equity-accounted investee	6	1,081	—
Other income	12	75,208	3,522

Earnings (loss) before income taxes		47,457	(14,026)
Income tax expense (recovery)	13	(7,333)	4,080

Net earnings (loss)		$54,790	$(18,106)

Net earnings (loss) attributable to:
Equity holders		54,807	(18,040)
Non-controlling interest		(17)	(66)

Net earnings (loss)		$54,790	$(18,106)

Earnings (loss) per common share attributable to equity holders:
Basic	14	$0.14	$(0.05)

Diluted	14	$0.14	$(0.05)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/18	Mar 31/17
Net earnings (loss)		$54,790	$(18,106)
Other comprehensive income (loss), net of taxes:	13
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]		(5,127)	4,102

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		14,721	18,258
Reclassification of foreign currency translation reserve to net earnings	12	(5,450)	—

Other comprehensive income, net of taxes		4,144	22,360

Total comprehensive income		$58,934	$4,254

Other comprehensive income (loss) attributable to:
Equity holders		$4,130	$22,362
Non-controlling interest		14	(2)

Other comprehensive income		$4,144	$22,360

Total comprehensive income (loss) attributable to:
Equity holders		$58,937	$4,322
Non-controlling interest		(3)	(68)

Total comprehensive income		$58,934	$4,254

[1]	Net of tax (Q1 2018 - $671; Q1 2017 - $(399))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Mar 31/18	Dec 31/17
Assets
Current assets
Cash and cash equivalents		$812,521	$591,620
Accounts receivable		169,889	396,824
Current tax assets		6,714	11,408
Inventories	4	870,414	949,766
Supplies and prepaid expenses		125,379	149,872
Current portion of long-term receivables, investments and other	5	17,922	36,089

Total current assets		2,002,839	2,135,579

Property, plant and equipment		3,949,433	4,191,892
Intangible assets		69,495	70,012
Long-term receivables, investments and other	5	626,192	520,073
Investment in equity-accounted investee	6	213,518	—
Deferred tax assets		877,556	861,171

Total non-current assets		5,736,194	5,643,148

Total assets		$7,739,033	$7,778,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		174,840	258,405
Current tax liabilities		11,901	20,133
Dividends payable		—	39,579
Current portion of other liabilities	7	65,323	54,370
Current portion of provisions	8	48,668	38,507

Total current liabilities		300,732	410,994

Long-term debt		1,494,762	1,494,471
Other liabilities	7	150,875	126,103
Provisions	8	871,738	875,033
Deferred tax liabilities		807	12,467

Total non-current liabilities		2,518,182	2,508,074

Shareholders’ equity
Share capital	9	1,862,652	1,862,652
Contributed surplus		226,319	224,812
Retained earnings		2,705,243	2,650,417
Other components of equity		125,537	121,407

Total shareholders’ equity attributable to equity holders		4,919,751	4,859,288
Non-controlling interest		368	371

Total shareholders’ equity		4,920,119	4,859,659

Total liabilities and shareholders’ equity		$7,739,033	$7,778,727

Commitments and contingencies [notes 8, 13]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
				Foreign	Equity		Non-
(Unaudited)	Share	Contributed	Retained	currency	investments		controlling	Total
($Cdn thousands)	capital	surplus	earnings	translation	at FVOCI	Total	interest	equity
Balance at January 1, 2018	$1,862,652	$224,812	$2,650,417	$112,341	$9,066	$4,859,288	$371	$4,859,659
Net earnings (loss)	—	—	54,807	—	—	54,807	(17)	54,790
Other comprehensive income (loss) for the period	—	—	—	9,257	(5,127)	4,130	14	4,144

Total comprehensive income (loss) for the period	—	—	54,807	9,257	(5,127)	58,937	(3)	58,934

Share-based compensation	—	6,312	—	—	—	6,312	—	6,312
Restricted and performance share units released	—	(4,805)	—	—	—	(4,805)	—	(4,805)
Dividends	—	—	19	—	—	19	—	19

Balance at March 31, 2018	$1,862,652	$226,319	$2,705,243	$121,598	$3,939	$4,919,751	$368	$4,920,119

Balance at January 1, 2017	$1,862,646	$216,213	$3,019,872	$156,411	$3,229	$5,258,371	$157	$5,258,528
Net loss	—	—	(18,040)	—	—	(18,040)	(66)	(18,106)
Other comprehensive income (loss) for the period	—	—	—	18,260	4,102	22,362	(2)	22,360

Total comprehensive income (loss) for the period	—	—	(18,040)	18,260	4,102	4,322	(68)	4,254

Share-based compensation	—	5,538	—	—	—	5,538	—	5,538
Stock options exercised	6	(1)	—	—	—	5	—	5
Restricted and performance share units released	—	(5,365)	—	—	—	(5,365)	—	(5,365)
Dividends	—	—	(39,559)	—	—	(39,559)	—	(39,559)

Balance at March 31, 2017	$1,862,652	$216,385	$2,962,273	$174,671	$7,331	$5,223,312	$89	$5,223,401

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/18	Mar 31/17
Operating activities
Net earnings (loss)		$54,790	$(18,106)
Adjustments for:
Depreciation and amortization		61,326	42,230
Deferred charges		9,397	7,280
Unrealized loss (gain) on derivatives		34,953	(10,939)
Share-based compensation	16	6,312	5,538
Loss (gain) on disposal of assets		135	(630)
Finance costs	11	27,692	27,755
Finance income		(4,016)	(1,269)
Share of earnings in equity-accounted investee	6	(1,081)	—
Other operating expense	8	920	5,569
Other expense (income)		(67,522)	(3,544)
Income tax expense (recovery)	13	(7,333)	4,080
Interest received		3,727	601
Income taxes paid		(16,610)	(38,865)
Other operating items	15	172,459	(27,397)

Net cash provided by (used in) operations		275,149	(7,697)

Investing activities
Additions to property, plant and equipment		(15,403)	(22,906)
Decrease in long-term receivables, investments and other		10,148	7,574
Proceeds from sale of property, plant and equipment		293	88

Net cash used in investing		(4,962)	(15,244)

Financing activities
Interest paid		(14,175)	(14,175)
Proceeds from issuance of shares, stock option plan		—	5
Dividends paid		(39,561)	(39,559)

Net cash used in financing		(53,736)	(53,729)

Increase (decrease) in cash and cash equivalents, during the period		216,451	(76,670)
Exchange rate changes on foreign currency cash balances		4,450	465
Cash and cash equivalents, beginning of period		591,620	320,278

Cash and cash equivalents net of bank overdraft, end of period		$812,521	$244,073

Cash and cash equivalents is comprised of:
Cash		73,464	54,331
Cash equivalents		739,057	191,849

Cash and cash equivalents		$812,521	$246,180
Bank overdraft		—	2,107

Cash and cash equivalents net of bank overdraft		$812,521	$244,073

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2018 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2017.

This is the first set of financial statements for Cameco where IFRS 9, Financial Instruments (IFRS 9) and IFRS 15, Revenue from Contracts with Customers (IFRS 15) have been applied. Changes to significant accounting policies are described in note 3A.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on April 26, 2018.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity investments	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2017 consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

On January 1, 2018, Cameco adopted the new standards, IFRS 15 and IFRS 9, as issued by the IASB.

i.	Revenue

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Cameco adopted IFRS 15 using the cumulative effect method without practical expedients which does not require comparative financial statements to be restated. As the adoption of the new standard did not have a material impact on our existing revenue recognition practices, there was no cumulative effect on net earnings at January 1, 2018 that would have required restatement. The new standard did result in additional disclosures. (See note 10)

ii.	Financial instruments

IFRS 9 includes revised guidance on the classification and measurement of financial assets. While it largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities, it eliminates the previous categories for financial assets of held to maturity, loans and receivables and available for sale. Upon adoption, we reclassified financial assets from loans and receivable to amortized cost and equity securities from available for sale to FVOCI. In addition, accounts receivable that may be subject to factoring arrangements are now classified as either FVOCI or FVTPL depending on the terms of the arrangement. There was no impact on the measurement of any of these instruments. (See note 17)

The new standard also includes a new expected credit loss model for calculating impairment on financial assets. Due to risk management practices that the Company has in place, this change did not have a material impact on the consolidated financial statements.

IFRS 9 also introduces new hedge accounting requirements. Since Cameco does not apply hedge accounting, there was no impact on the consolidated financial statements.

B.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended March 31, 2018 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the following standards or amendments to existing standards, unless otherwise noted.

i.	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The extent of the impact of adoption of IFRS 16 has not yet been determined.

ii.	Income tax

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). IFRIC 23 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The extent of the impact of adoption of IFRIC 23 has not yet been determined.

4.	Inventories

	Mar 31/18	Dec 31/17
Uranium
Concentrate	$675,391	$820,426
Broken ore	47,755	47,083

	723,146	867,509
NUKEM	64,451	13,801
Fuel services	82,817	68,456

Total	$870,414	$949,766

Cameco expensed $296,400,000 of inventory as cost of sales during the first quarter of 2018 (2017 - $307,800,000). Included in cost of sales is an $18,766,000 write-down of NUKEM inventory to reflect net realizable value (2017 - $2,737,000).

5.	Long-term receivables, investments and other

	Mar 31/18	Dec 31/17
Investments in equity securities [note 17]	$16,621	$21,417
Derivatives [note 17]	15,822	40,804
Advances receivable from JV Inkai LLP [note 19]	140,674	58,820
Investment tax credits	92,846	92,846
Amounts receivable related to tax dispute [note 13]	303,222	303,222
Product loan(a)	43,559	—
Other	31,370	39,053

	644,114	556,162
Less current portion	(17,922)	(36,089)

Net	$626,192	$520,073

(a)	As a result of the decision to temporarily suspend production at the McArthur River mine, Cameco has entered into an agreement with its joint venture partner, Orano Canada Inc., (Orano) to provide them with up to 5,400,000 pounds of uranium concentrate through 2018. The product is deliverable in 12 equal monthly instalments of 450,000 pounds. Orano is not obligated to take delivery but must provide 30 days’ notice prior to the upcoming delivery date if they do not wish to take that delivery. Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2021. At March 31, 2018, Cameco had provided 1,350,000 pounds under this agreement. The loan is recorded at Cameco’s weighted average cost of inventory.

6.	Equity-accounted investee

On December 11, 2017, the Company announced that the restructuring of JV Inkai outlined in the implementation agreement dated May 27, 2016 with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom) and JV Inkai closed and would take effect January 1, 2018. As a result of the restructuring, Cameco’s ownership interest was adjusted to 40% (previously 60%) and Cameco began accounting for JV Inkai on an equity basis as of January 1, 2018 as it was concluded Cameco no longer has joint control over the joint venture.

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest and Kazatomprom holds a 60% interest in JV Inkai. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the financial information of JV Inkai (100%) at March 31, 2018 and for the three months ended March 31, 2018:

Mar 31/18
Cash and cash equivalents	$18,855
Other current assets	90,712
Non-current assets	528,720
Current liabilities	(161,715)
Non-current liabilities	(49,600)

Net assets	$426,972

Mar 31/18
Revenue from products and services	$6,730
Cost of products and services sold	(2,760)
Depreciation and amortization	(1,385)
Finance income	42
Finance costs	(1,340)
Income tax expense	(1,537)
Other income	3,370

Net earnings	3,120

Cameco’s share	1,248
Adjustments(a)	(167)

Cameco’s share of net earnings	$1,081

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

Cameco’s share of net assets, before restructuring	$236,857
Adjustments(a)	(75,257)

Carrying amount in the statement of financial position, before restructuring	161,600
Share of net earnings	1,248
Gain on restructuring [note 12]	43,120
Impact of foreign exchange	7,717
Adjustments(b)	(167)

Carrying amount in the statement of financial position at March 31, 2018	$213,518

(a)	In addition to its proportionate share of earnings from JV Inkai, Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.
(b)	Following the restructuring, in addition to the adjustments noted in (a), Cameco also amortizes the fair values assigned to assets and liabilities at the time of the restructuring over units of production.

7.	Other liabilities

	Mar 31/18	Dec 31/17
Deferred sales	$38,023	$29,148
Derivatives [note 17]	33,866	23,414
Accrued pension and post-retirement benefit liability	76,694	74,804
Other	67,615	53,107

	216,198	180,473
Less current portion	(65,323)	(54,370)

Net	$150,875	$126,103

8.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$905,400	$8,140	$913,540
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(2,057)	—	(2,057)
Recognized in earnings	920	—	920
Change to equity accounting	(3,049)	—	(3,049)
Provisions used during the period	(3,161)	(5)	(3,166)
Unwinding of discount	5,376	35	5,411
Impact of foreign exchange	8,807	—	8,807

End of period	$912,236	$8,170	$920,406

Current	46,518	2,150	48,668
Non-current	865,718	6,020	871,738

	$912,236	$8,170	$920,406

9.	Share capital

At March 31, 2018, there were 395,792,732 common shares outstanding. Options in respect of 9,102,482 shares are outstanding under the stock option plan and are exercisable up to 2026. For the three months ended March 31, 2018, there were no options exercised that resulted in the issuance of shares (2017 - 210).

10.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on the Consumer Price Index. Cameco’s contracts contain either one of these pricing mechanisms or a combination of the two. Cameco’s contracts do not contain variable consideration and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following table summarizes Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended March 31, 2018

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$130,087	$46,491	$5,291	$181,869
Europe	34,637	5,946	10,671	51,254
Asia	194,270	11,952	48	206,270

	$358,994	$64,389	$16,010	$439,393

Contract type
Fixed-price	$173,083	$64,184	$16,010	$253,277
Market-related	185,911	205	—	186,116

	$358,994	$64,389	$16,010	$439,393

For the three months ended March 31, 2017

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$141,574	$41,866	$32,411	$215,851
Europe	49,126	8,001	38,864	95,991
Asia	69,372	4,617	6,715	80,704

	$260,072	$54,484	$77,990	$392,546

Contract type
Fixed-price	$57,640	$52,941	$75,455	$186,036
Market-related	202,432	1,543	2,535	206,510

	$260,072	$54,484	$77,990	$392,546

11.	Finance costs

	Three months ended
	Mar 31/18	Mar 31/17
Interest on long-term debt	$18,389	$18,188
Unwinding of discount on provisions	5,411	5,776
Other charges	3,892	3,791

Total	$27,692	$27,755

12.	Other income (expense)

	Three months ended
	Mar 31/18	Mar 31/17
Foreign exchange gains	$13,015	$3,544
Gain on restructuring of JV Inkai(a)	48,570	—
Sale of exploration interests	7,422	—
Contract restructuring	6,201	—
Other	—	(22)

Total	$75,208	$3,522

(a)	Effective January 1, 2018, Cameco’s ownership interest in JV Inkai was reduced from 60% to 40% based on an implementation agreement with Kazatomprom. Cameco recognized a gain on the change in ownership interests of $48,570,000. Included in this gain is $5,450,000 which has been reclassified from the foreign currency translation reserve to net earnings.

13.	Income taxes

	Three months ended
	Mar 31/18	Mar 31/17
Earnings (loss) before income taxes
Canada	$(16,201)	$14,970
Foreign	63,658	(28,996)

	$47,457	$(14,026)

Current income taxes
Canada	$3,545	$1,311
Foreign	5,512	3,244

	$9,057	$4,555
Deferred income taxes (recovery)
Canada	$(15,130)	$2,442
Foreign	(1,260)	(2,917)

	$(16,390)	$(475)

Income tax expense (recovery)	$(7,333)	$4,080

Cameco has recorded $877,556,000 of deferred tax assets (December 31, 2017 - $861,171,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2012, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $4,900,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances or provide security on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply and including the $4,900,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,400,000,000 for the years 2003 through 2017, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,500,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at March 31, 2018 (December 31, 2017 - $303,222,000) (note 5). In addition to the cash remitted, we have provided $478,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

The trial for the 2003, 2005 and 2006 reassessments concluded on September 13, 2017. We expect to have a Tax Court decision within the next 12 months.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted or secured as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $61,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2018 was 395,792,732 (2017 - 395,792,522).

	Three months ended
	Mar 31/18	Mar 31/17
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$54,807	$(18,040)
Weighted average common shares outstanding	395,793	395,793

Basic earnings (loss) per common share	$0.14	$(0.05)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$54,807	$(18,040)
Weighted average common shares outstanding	395,793	395,793
Dilutive effect of stock options	—	—

Weighted average common shares outstanding, assuming dilution	395,793	395,793

Diluted earnings (loss) per common share	$0.14	$(0.05)

15.	Statements of cash flows

	Three months ended
	Mar 31/18	Mar 31/17
Changes in non-cash working capital:
Accounts receivable	$192,654	$126,659
Inventories	47,123	(46,074)
Supplies and prepaid expenses	15,228	(4,810)
Accounts payable and accrued liabilities	(85,756)	(101,864)
Reclamation payments	(3,166)	(2,495)
Other	6,376	1,187

Other operating items	$172,459	$(27,397)

16.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,289 shares have been issued.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of March 31, 2018, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,340,970 (December 31, 2017 - 1,070,997).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of March 31, 2018, the total number of RSUs held by the participants was 615,969 (December 31, 2017 - 463,151).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/18	Mar 31/17
Stock option plan	$3,338	$3,356
Performance share unit plan	2,157	1,750
Restricted share unit plan	817	432

	$6,312	$5,538

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock
	option plan	PSU	RSU
Number of options granted	1,473,430	602,530	377,021
Average strike price	$11.32	—	$11.46
Expected dividend	$0.08	—	—
Expected volatility	35%	37%	—
Risk-free interest rate	2.0%	1.9%	—
Expected life of option	4.8 years	3 years	—
Expected forfeitures	7%	9%	13%
Weighted average grant date fair values	$3.48	$11.43	$11.46

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

17.	Financial instruments and related risk management

A.	Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At March 31, 2018

	FVTPL	Amortized cost	FVOCI - designated	FVOCI	Total
Financial assets
Cash and cash equivalents	$—	$812,521	$—	$—	$812,521
Accounts receivable	—	169,889	—	—	169,889
Derivative assets [note 5]
Foreign currency contracts	15,810	—	—	—	15,810
Interest rate contracts	12	—	—	—	12
Investments in equity securities [note 5]	—	—	16,621	—	16,621
Advances receivable from Inkai [note 19]	—	140,674	—	—	140,674

	15,822	1,123,084	16,621	—	1,155,527

Financial liabilities
Accounts payable and accrued liabilities	—	174,840	—	—	174,840
Short-term debt
Derivative liabilities [note 7]
Foreign currency contracts	14,562	—	—	—	14,562
Interest rate contracts	1,007	—	—	—	1,007
Uranium contracts	18,297	—	—	—	18,297
Long-term debt	—	1,494,762	—	—	1,494,762

	33,866	1,669,602	—	—	1,703,468

Net	(18,044)	(546,518)	16,621	—	(547,941)

At December 31, 2017

	FVTPL	Amortized cost	FVOCI - designated	FVOCI	Total
Financial assets
Cash and cash equivalents	$—	$591,620	$—	$—	$591,620
Accounts receivable	—	362,128	—	34,696	396,824
Derivative assets [note 5]
Foreign currency contracts	39,984	—	—	—	39,984
Interest rate contracts	820	—	—	—	820
Investments in equity securities [note 5]	—	—	21,417	—	21,417
Advances receivable from Inkai [note 19]	—	58,820	—	—	58,820

	$40,804	$1,012,568	$21,417	$34,696	$1,109,485

Financial liabilities
Accounts payable and accrued liabilities	$—	$258,405	$—	$—	$258,405
Derivative liabilities [note 7]
Foreign currency contracts	5,624	—	—	—	5,624
Interest rate contracts	970	—	—	—	970
Uranium contracts	16,820	—	—	—	16,820
Dividends payable	—	39,579	—	—	39,579
Long-term debt	—	1,494,471	—	—	1,494,471

	23,414	1,792,455	—	—	1,815,869

Net	$17,390	$(779,887)	$21,417	$34,696	$(706,384)

Under IAS 39, Cameco had classified its accounts receivable as loans and receivable. As required by IFRS 9, accounts receivable has been reclassified as measured at amortized cost with the exception of balances that are subject to factoring arrangements which are now classified as measured at FVOCI.

The investments in equity securities represent investments that Cameco intends to hold for the long-term for strategic purposes. As permitted by IFRS 9, these investments have been designated at the date of initial application as measured at FVOCI. Unlike IAS 39, the accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at March 31, 2018

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$15,810	$—	$15,810	$15,810
Interest rate contracts	12	—	12	12
Investments in equity securities [note 5]	16,621	16,621	—	16,621
Derivative liabilities [note 7]
Foreign currency contracts	(14,562)	—	(14,562)	(14,562)
Interest rate contracts	(1,007)	—	(1,007)	(1,007)
Uranium contracts	(18,297)	—	(18,297)	(18,297)
Long-term debt	(1,494,762)	—	(1,640,838)	(1,640,838)

Net	$(1,496,185)	$16,621	$(1,658,882)	$(1,642,261)

As at December 31, 2017

		Fair value
	Carrying value	Level 1	Level 2	Total

Derivative assets [note 5]
Foreign currency contracts	$39,984	$—	$39,984	$39,984
Interest rate contracts	820	—	820	820
Investments in equity securities [note 5]	21,417	21,417	—	21,417
Derivative liabilities [note 7]
Foreign currency contracts	(5,624)	—	(5,624)	(5,624)
Interest rate contracts	(970)	—	(970)	(970)
Uranium contracts	(16,820)	—	(16,820)	(16,820)
Long-term debt	(1,494,471)	—	(1,652,230)	(1,652,230)

Net	$(1,455,664)	$21,417	$(1,634,840)	$(1,613,423)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 1.6% to 2.2% (2017 - 1.6% to 2.3%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Other financial instruments

The carrying value of Cameco’s cash and cash equivalents, accounts receivable, including accounts receivable subject to factoring arrangements and classified as measured at FVOCI, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

E.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Mar 31/18	Dec 31/17
Non-hedge derivatives:
Foreign currency contracts	$1,248	$34,360
Interest rate contracts	(995)	(150)
Uranium contracts	(18,297)	(16,820)

Net	$(18,044)	$17,390

Classification:
Current portion of long-term receivables, investments and other [note 5]	$7,472	$25,948
Long-term receivables, investments and other [note 5]	8,350	14,856
Current portion of other liabilities [note 7]	(14,656)	(11,249)
Other liabilities [note 7]	(19,210)	(12,165)

Net	$(18,044)	$17,390

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended
	Mar 31/18	Mar 31/17
Non-hedge derivatives
Foreign currency contracts	$(26,746)	$12,233
Interest rate contracts	(43)	476
Uranium contracts	(996)	(1,137)

Net	$(27,785)	$11,572

18.	Segmented information

As a result of a change to the way its global marketing activities are organized, during the quarter, Cameco discontinued the reporting of NUKEM as a reportable segment. The consolidation of Canadian and international marketing activities in Saskatoon has resulted in NUKEM’s activities no longer meeting the quantitative thresholds for separate disclosure. Its results are now included in the “other” column and comparative information has been adjusted.

Cameco now has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended March 31, 2018

	Uranium	Fuel services	Other	Total
Revenue	$358,994	$64,389	$16,010	$439,393
Expenses
Cost of products and services sold	231,670	44,499	33,611	309,780
Depreciation and amortization	49,635	7,671	4,020	61,326

Cost of sales	281,305	52,170	37,631	371,106

Gross profit (loss)	77,689	12,219	(21,621)	68,287
Administration	—	—	34,946	34,946
Exploration	8,467	—	—	8,467
Research and development	—	—	1,190	1,190
Other operating expense	920	—	—	920
Loss on disposal of assets	101	34	—	135
Finance costs	—	—	27,692	27,692
Loss on derivatives	—	—	27,785	27,785
Finance income	—	—	(4,016)	(4,016)
Share of earnings from equity-accounted investee	(1,081)	—	—	(1,081)
Other income	(62,193)	—	(13,015)	(75,208)

Earnings (loss) before income taxes	131,475	12,185	(96,203)	47,457
Income tax recovery				(7,333)

Net earnings				$54,790

For the three months ended March 31, 2017

	Uranium	Fuel services	Other	Total
Revenue	$260,072	$54,484	$77,990	$392,546
Expenses
Cost of products and services sold	182,055	34,349	78,546	294,950
Depreciation and amortization	33,527	6,119	2,584	42,230

Cost of sales	215,582	40,468	81,130	337,180

Gross profit (loss)	44,490	14,016	(3,140)	55,366
Administration	—	—	40,711	40,711
Exploration	10,351	—	—	10,351
Research and development	—	—	1,999	1,999
Other operating expense	5,569	—	—	5,569
Gain on disposal of assets	(630)	—	—	(630)
Finance costs	—	—	27,755	27,755
Gain on derivatives	—	—	(11,572)	(11,572)
Finance income	—	—	(1,269)	(1,269)
Other income	—	—	(3,522)	(3,522)

Earnings (loss) before income taxes	29,200	14,016	(57,242)	(14,026)
Income tax expense				4,080

Net loss				$(18,106)

19.	Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

Cameco funded JV Inkai’s project development costs through an unsecured shareholder loan. The limit of the loan facility is $175,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At March 31, 2018, $140,674,000 ($109,100,000 (US)) of principal was outstanding (December 31, 2017 - $147,050,000 ($117,218,000 (US))) (note 5).

Effective January 1, 2018, due to a change in its ownership interest, Cameco now accounts for its interest in JV Inkai under the equity method. As a result, the full amount of the outstanding loan is reflected on the balance sheet as opposed to its 40% share as was reflected at December 31, 2017.

For the quarter ended March 31, 2018, Cameco recorded interest income of $1,271,000 relating to this balance (2017 - $553,000).